

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 19, 2010

Weiqing Zhang
Chief Executive Officer, President and Director
Dragon Acquisition Corporation
Floor 28, Block C
Longhai Mingzhu Building
No. 182 Haier Road, Qingdao 266000
People's Republic of China

> **Re: Dragon Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 21, 2010**
> **File No. 333-166658**

Dear Mr. Zhang:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated June 4, 2010 and the supplemental materials you provided on July 2, 2010. Please note that the material provided does not appear to support all of the quantitative and qualitative business and industry disclosure included in the registration statement. As such, please ensure that you provide support for *all* noted disclosure included in this document. For example only, please note the following:

- The information in Tabs 3 and 4 does not appear to support your statements on page 29;

- The information in Tabs 8 and 9 does not appear to support the statements on page 46 in their entirety;

- It does not appear that you have provided support for much of the disclosure presented on pages 46 through 53. This includes, but is not limited to, providing support for the tables, the paragraph that falls between the tables, and the paragraph immediately following the tables on page 46.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available.

2. We note your response to comment 3 of our letter. Please add this explanation regarding the differences between the city tier levels to your registration statement where you first discuss tier levels.

3. We note your response to comment 14 and the preliminary proxy statement filed July 7, 2010 to change your name and amend your memorandum and articles of association. Please revise this document and your legality opinions to reflect those changes as applicable.

Risk Factors, page 7

The recent financial crisis could negatively affect our business …, page 7

4. Please expand your disclosure in this risk factor to address the potential impact of the financial crisis on your ability to obtain financing.

Our sales will be affected if mortgage financing becomes more costly or otherwise becomes less attractive, page 8

5. We note your response to comment 53 of our letter. Please clarify that you are only required to place 5% of the purchase price in escrow, and that the funds are released back to you with no future obligation once title has passed to the purchaser.

Risks Related to Doing Business in China, page 12

6.   Please note that several of the risk factors in this section contain detailed information that should be explained later in your document. The risk factors in this section should briefly identify the risk and the harm that would be incurred should the facts surrounding the risk materialize. For instance, the risk factors on pages 14 through 16 should be revised to relocate the detailed information concerning subject regulations to your business section. Please revise your disclosure accordingly.

Changes in China's political or economic situation could harm us and our operating results, page 12

7.   There appears to be other risk factors that address the items listed as bullet points here. Also, please note that each risk factor should only discuss a single risk. To the extent that listed items present material risks, they should be discussed as separate risk factors. Please revise your disclosure as applicable.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws…., page 16

8.   In the regulation portion of your business section, please revise to elaborate on how the FCPA affects your operations.

Capitalization, page 23

9.   Please update the stockholders' equity portion of the capitalization table as of March 31, 2010.

Selected Consolidated Financial Data, page 25

Quarterly Financial Results, page 27

10.   Please do not differentiate the column headings for the periods ended March 25, 2010 and March 25, 2009 as unaudited because every period presented is unaudited.

Management's Discussion and Analysis of Financial Condition … page 28

Principal Factors Affecting Our Financial Performance, page 28

11.   We note your response to comment 17 and your supplemental explanation of why you believe the RMB 400 billion will benefit you. Please expand your disclosure in this section to include this explanation.

Taxation, page 30

12.   We note your reference in this section to the risk factors. As noted above, the risk factors should not include detailed information. As such, please revise this section to include the material taxation information. Also, please revise the discussion under the subheading "China" to specifically discuss how the tax laws currently apply to you.

Results of Operations, page 30

Comparison of Three Months Ended March 25, 2010 and March 25, 2009, page 30

13.   Please revise the bullet points under footnote 1 to clarify what the phrase "stated GFA" is referencing. Please make similar revisions to your disclosure on pages 34 and 38.

14.   We note your disclosure that higher sales of completed projects resulted in higher total sales. Considering you have not been able to sell 100% of your completed projects, please revise to compare the number of projects completed at the periods ended in 2010 and 2009. To the extent you were able to sell a greater percentage of completed projects, please discuss the reason for such increase.

15.   We note your disclosure that the increase in cost of sales is mainly due to the increase in sales. We also note that your cost of sales increased at a greater rate than your total sales. Please revise to discuss the reason for the noted experience. If the reason for the higher rate in cost is solely related to the "villager relocation project in Xudong," please revise to explain such impact on the rate of increase in cost of sales as compared to the increase in your total sales.

16.   To the extent that you have additional assets subject to agreements similar to those with the Xudong government, please revise to discuss such agreements and the impact it will have on your operations. Also, please identify any assets or projects still subject to the agreements with the Xudong government.

17.   Similar to your cost of sales, we note that your selling expenses also increased at a faster rate than your total sales. Please revise to explain why the pre-sales expenses related to your Weihai International Plaza project led to the noted increase. Do you not engage in "pre-sales" for your other projects?

Liquidity and Capital Resources, page 40

Net cash flow from financing activities, page 41

18.   We note your response to comment 55 of our letter. If there is no additional borrowing
        capacity on the credit facilities referred to on page 41, please do not characterize them as
        a source of cash in your narrative.

Obligations under Material Contracts, page 42

19.   We note your response to comment 24 of our letter. We note that one of the outstanding
        loans listed on page 41 does not mature until November 2015. In light of this, please
        explain why there are no amounts listed under the column entitled "3-5 years."

Business, page 45

20.   Please revise to balance the industry disclosure with current efforts by the Chinese
        government to tighten its economic policy. Such updated disclosure should be included
        in the beginning of the industry subsection. To the extent that you believe these "policy
        tightening" efforts will impact your business, please discuss such impact in your MD&A
        section.

Our Competitive Strengths, page 53

21.   We note your response to comment 26 of our letter. Please expand your disclosure in the
        fourth bullet point to include your explanation as to what you consider to be a "premier
        location."

Project Development Process, page 55

22.   We note that you acquire land use rights from companies owned by Longhai Group.
        Please clarify Longhai Group's relationship with Longhai Holdings. Also, if Antoine
        Cheng owns 100% of Longhai Group, similar to his ownership of Longhai Holdings,
        please revise to clarify such. Please revise to clarify if Longhai Group is your only
        means of acquiring land use rights.

23.   We note the revised disclosure that the land use rights provided to Longhai Group are
        "consistent with the government's long-term policy." Please revise to clarify how
        providing Longhai Group with land use rights is specifically consistent with the
        government's long-term policy.

24.   So that investors can understand the regulatory environment in which you operate and acquire your primary assets, please revise to discuss the process of acquiring land use rights, including a description of the bidding process and a discussion of how persons are selected to bid on such rights.

25.   We note your response to comment 28 that the local governments agree to pay back the financing "sometime following the completion of construction." Please disclose the typical principal terms of Longhai Group's financing arrangements with the local governments

Projects in planning, page 56

26.   We note that the estimated figures included here are based on the assumption that 100% of your available GFA will be sold during the selling period. From page 59, we note that there remains unsold GFA in a number of projects. Please revise to clarify which of those projects remain in the "selling period," as that term is used on page 58. In light of such remaining unsold GFA, please explain your 100% assumption.

27.   We note your response to comment 30 and the additional footnotes. Please revise to clarify when each property right was acquired and discuss how you determined the fair market value of the listed land reserves.

Competition, page 60

28.   We note your response to comment 33 of our letter that you will be targeting middle-income customers in the tier one and tier two cities. However, in the previous paragraph, under clause 2, you state that you will focus on middle-income families in … second-tier and third-tier cities. Please revise to reconcile your disclosure or explain why the noted disclosures are not inconsistent.

History and Corporate Structure, page 64

Financing Transaction, page 65

29.   We note your response to comment 36 of our letter. Please reconcile for us the fair value assigned to these issuances of common stock to your estimated offering price per share, or range, when available and provide us with details of the significant factors contributing to the differences.

Transactions with Related Persons …, page 72

30.   We note your response to comment 44 of our letter. In response to our comment, you
        have revised your disclosure to state that the loan due from the Longhai Group and its
        subsidiaries will be repaid promptly. Please specifically state when this loan will be
        repaid.

Consolidated Statements of Income and Comprehensive Income, page F-3

31.   Please round per share information to two decimal points.

Notes to Consolidated Financial Statements, page F-5

Note 13 – Short-term Loans, page F-15

32.   Please disclose the repayment terms, including due dates, of your short-term loans
        discussed in Note 13 and your long-term debt discussed in Note 14.

Notes to Consolidated Financial Statements, page F-27

Note 1 – Organization, page F-27

33.   We note your response to comment 46 of our letter. As previously requested, please
        explain what is meant by Mr. Zhou Li "as nominee" for Mr. Zhang and Ms. Cheng.

Note 2 – Acquisition of Subsidiaries, page F-27

34.   We note your response to comment 48 of our letter. As previously requested, please
        clarify your basis for characterizing a portion of the bargain purchase gain as an equity
        contribution. In your response, please address whether a control group existed among the
        shareholders of Leewell and the shareholders of the entities from which you purchased
        the properties, and how you made that determination.

35.   We note your response to comment 49 of our letter. Please provide similar disclosure for
        the Mingwei acquisition or tell us where such disclosure exists in the filing.

Note 3 – Summary of Significant Accounting Policies, page F-33

Revenue Recognition, page F-34

36.   We note your response to comment 50 of our letter. Please clarify what consideration, other than cash, is typically received from customers. In addition, it is still not clear how revenue could be recognized under the full accrual method prior to payment in full of all consideration due, pursuant to your policy and ASC 360-20-40-7(b). Please revise your disclosure to explain.

Note 5 – Related Party Transactions, page F-39

37.   We note that you refer to Note 2 in the context of Mr. Antoine Cheng's interest in Longhai Group. Please revise your disclosure to make it clear that a significant number of your recent acquisitions were from related parties by addressing these transactions in your related party footnote and including the disclosures required by ASC 850-10-50-1, either in your related party footnote or by reference to Note 2.

Unaudited Pro Forma Combined Financial Information, page F-45

38.   Please update the pro forma financial information in accordance with Rule 11-02(c).

Selling Shareholder Disclosure

Plan of Distribution, page 7A

39.   We note your response to comment 58 of our letter. Please clearly identify Brean Murray, Carret & Co. and Access America Fund and their affiliates as underwriters. Please note that sales by those persons will be viewed as a primary offering and must be made at a fixed price because you may not conduct a primary at-the-market offering on Form S-1.

40.   We note that the resale registration covers securities that were recently issued. As such, it may appear that this offering is one conducted by or on behalf of the company. Please revise to include a statement that selling shareholders "may" be deemed to be underwriters when selling their shares.

Exhibit 5.1

41.   Please note that a number of the assumptions made relate to legal conclusions about outstanding securities or securities to be issued. Please have counsel review such assumptions and remove those that contain legal conclusions or explain why such conclusions are appropriate. Additionally, a number of the assumptions assume facts that should be known or are readily ascertainable. Such assumptions should be removed or explain to us why they are not readily ascertainable. Please have counsel review and revise this opinion accordingly.

42.   In section 3, please have counsel revise to address the legality of the securities to be issued in this offering. Also, it does not appear that you have addressed the legality of the warrants that are outstanding. Please revise to opine upon the legality of your outstanding warrants.

43.   We note the statement on page 5 that: "This opinion is addressed to and is for the benefit solely of the addressees and may not be relied upon by, or disclosed to, any other person without our prior written consent." Language that serves to limit or implies that the opinion is only for the benefit of certain persons is not appropriate. Please have counsel revise to remove the qualifying language.

Exhibit 5.2

44.   Please revise to clarify that this opinion only relates to the underwriters' warrants, as indicated by your exhibit index.

45.   We refer to your assumption (e) on page 2 of the legal opinion. This assumes a fact that should be known or is readily ascertainable. Please have counsel provide a revised opinion that does not include this assumption.

* * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202)551-3429 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

cc: Louis A. Bevilacqua, Esq. (*via facsimile*)